CYBERDEFENDER
12121 WILSHIRE BOULEVARD, SUITE 350
LOS ANGELES, CALIFORNIA 90025

March 30, 2007

VIA EDGAR AND OVERNIGHT COURIER

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:      CyberDefender Corporation
Form SB-2 filed on November 3, 2006
Amendment No.1 to Form SB-2 filed on February 1, 2007
File No. 333-138430

Dear Ms. Jacobs:

This letter is in response to your letter dated February 27, 2007 regarding the SB-2 Registration Statement (the “Registration Statement”) filed by CyberDefender Corporation, as amended by Pre-Effective Amendment No. 1. We are also filing Pre-Effective Amendment No. 2 to the Registration Statement (the “Amendment”) with this letter.

General.

1. Please expand your disclosure on page 2 where you provide the material terms of the 10% convertible debentures to provide a more complete discussion of the ways in which the conversion price of $1.00 may be reduced, the total possible shares underlying the convertible debentures, and the potential dilution impact on shareholders. In this regard, the amount the company received from the sale of the debentures and the amount to be gained by the selling shareholders from the sale of the underlying notes should be made clear. The disclosure of the contractual terms between the company and the debenture holders should be clear, concise and written using plain English principles.

We have revised the disclosure as you requested. Please see pages 2 and 3.

Summary, page 2

2. We reissue prior comment 10. Please expain to us what you mean by the phrase “full-line” security software developer. We note your repeated references to providing full-line security software. Is the “full-line” concept identical to the “security suite” to which you also refer in this section and elsewhere? If not, how do these concepts materially differ? Please advise.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
March 30, 2007

When we refer to “full line” security software or a “security suite”, we are referring to the same thing, namely software that provides protection from major threats posed by using the Internet. These threats include spam, viruses, spyware and phishing and other damaging e-mails. We use these terms to differentiate our software from software sold by others in our industry that is threat-specific. For example companies like MailShell.com provide only anti-spam software, not anti-virus or anti-spyware software. To make this information clearer to the reader, we have deleted all references to “full-line” security software and now refer to our product only as a “security suite” and to our company as a “developer of a suite of Internet security products.”

Risk Factors, page 4

3. Please refer to prior comment 13, which we reissue. Please review the risk factor subheadings specifically and revise them so that they are particular to your company. Many of the risk factor subheadings could be applicable to any business in any industry and do not appear to be specific to you. In revising the risk factor subheadings, consider the challenges that you face and the facts particular to your business and industry and use that information to add specificity to your risk factor discussion.

We have again revised the risk factors and believe that these revisions address your concerns. Please see the risk factors beginning on page 4.

4. We note you revised the risk factor on page 6 that begins “If we fail to market our products” by adding a reference to advertisement placements with Google, Yahoo! and MSN. Please tell us what percentage of your advertisements is placed with each of these entities.

We have included the information you requested. Please see page 5.

As of September 30, 2006, we had $1,896,570 in cash, page 4.

5. Please refer to prior comment 15. Please include a brief explanation here regarding the significant decrease in your burn rate such that $1.5 million will be sufficient to fulfill your financial obligations for a period of 12 months whereas approximately $1.8 million enabled you to complete what appears to be only several months of operations.

We have revised the disclosure as you requested. Please see page 4.

If our common stock is accepted for quotation on the OTC Bulletin Board, it will be considered a “penny stock”, page 9

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
March 30, 2007

6. Revise the subheading to state that your stock is considered a “penny stock,” since its status as a “penny stock” is not tied to being quoted on the OTCBB. Note that the stock will continue to be a “penny stock” even if it is quoted on the OTCBB. Refer to Exchange Act Rule 3a51-1.

We have revised the disclosure as you requested. Please see page 9.

The OTC Bulletin Board is a quotation system, page 10

7. Revise the risk factor subheading to state the risk from the investors’ viewpoint, namely that, for the reasons you state, it may be difficult to trade your securities.

We have revised the disclosure as you requested. Please see page 11.

Management’s Discussion and Analysis or Plan of Operation, page 18

8. Please refer to prior comment 27. In light of your statement in risk factors that you will require $1.5 million to meet your financial obligations for a period of 12 months and given that this amount is significantly less than your expenditures for the previous 12 months, please include a materially complete discussion of the rate at which your current operations are using cash on a monthly basis, and compare that rate of cash usage with the capital requirements experienced in the most recent periods reported in the financial statements. As this appears to be a downward trend, it is required disclosure under Item 303 of Regulation S-B.

We have revised the disclosure as you requested. Please see page 23.

Business, page 27

9. Please refer to prior comment 35. We were unable to locate support in the IDC excerpt you provided for the following statement: “In 2004 the top three worldwide SCM software vendors, Symantec, McAfee and Trend Micro, comprised 58.3% of the market while the remaining market share was extremely fragmented with no vendor exceeding over 2.5% of the SCM market.” Please direct us to support for this assertion.

In response to this comment, we have deleted the sentence as we were unable to find immediately available support for it.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
March 30, 2007

10. Please refer to prior comment 35. Although you state that the information you cite was obtained from an excerpt of the IDC report obtained on the IDC website, we were unable to locate a copy of the excerpt on the IDC’s website. Please advise.

The excerpt is located at www.websense.com/Docs/WhitePapers/IDCWebsense_2005.pdf. The specific information included in the prospectus is located at Table 6. We found the excerpt by using Google and searching the term “secure content management market”.

Executive Compensation, page 37

11. We note that the information in the summary compensation table is as of December 31, 2005. Please update the table to include information as of December 31, 2006, your most recent year end. Please see Corporation Finance Telephone Interpretation J.8B.

We have updated the table as you requested. Please see page 35.

12. Please provide the total amount paid to each of the persons named in the summary compensation table in the “total” column. Note that this amount should reflect all compensation including stock and option awards. Please tell us why you determined not to include those items in the summary compensation table.

We have revised the table to include the totals, which were omitted inadvertently in the previous draft. We have also included the value of the stock and option awards.

13. Please explain further the payment noted in footnote 5 to REMG. Tell us, and disclose in narrative form, the nature and purpose of this payment. Tell us why you determined that this amount is appropriately included in the “all other compensation” column paid to Mr. Eckelberry.

We have deleted this item from the compensation table and included the information, instead, in the section of the prospectus titled “Certain Relationships and Related Transactions”. Please see page 39. The revised disclosure also addresses your comment regarding the nature and purpose of the payment.

14. We note your response to prior comment 46 indicating that a portion of the personal loans made to Messrs. Guseinov and Barash were reclassified as salary in 2005 and 2006. Please include footnote disclosure quantifying what portion of the salaries constitutes the reclassified loans.

We have revised the table to include the information you requested. Please see page 35.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
March 30, 2007

15. Please provide narrative disclosure to the summary compensation table to discuss, at a minimum, the additional salary and bonus paid to Messrs. Guseinov and Barash. Note that a narrative description of any material factors necessary to an understanding of the information disclosed in the table is required by paragraph (c) of Item 402 of Regulation S-B.

We included the narrative disclosure, as you requested. Please see pages 36 and 37.

Certain Relationships and Related Transactions, page 40

16. Please refer to prior comment 46. We note your response that the personal loans to Messrs. Guseinov and Barash were not documented, other than by journal entry. Please file as an exhibit to the registration statement a written description of the loan agreements. See Telephone Interp. I.85 of the Corporation Finance Manual of Publicly Available Telephone Interpretations, which is available on our website.

We have attached information on the personal loans as Exhibits 10.35 and 10.35 to the Amendment.

Part II

Undertakings

17. Please refer to prior comment 51. We note that you have included the undertaking relating to Rule 430B, however, it does not appear that paragraphs (i) or (ii) of the rule apply to your offering. Please advise us of the basis for your reliance on this rule. If you are unable to satisfy the requirements of 430B, please provide the undertaking specified by Item 512(g)(2) of Regulation S-B, which relates to Rule 430C.

We have revised the undertaking as you requested. Please see page II-7.

Financial Statements

18. Please revise your filing to include updated financial statements and related consents. See Item 310(g) of Regulation S-B.

We have included our audited financial statements for the fiscal year ending December 31, 2006 and an updated consent from our auditor, as required by Item 310(g) of Regulation S-B.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
March 30, 2007

19. Please refer to prior comment 55. Revise the filing to classify “deferred charges” at December 31, 2005 as “deferred commissions” consistent with your revised presentation in the September 30, 2006 financial statements. In addition, as previously requested, tell us and revise the filing to clarify the Company’s related accounting for these charges. Clarify when sales commissions are paid to employees and indicate whether these commissions are being amortized over the non-cancelable term of the arrangements. Clarify whether sales commissions paid to employees are refundable to the Company if the receivables are deemed uncollectible or in other instances where revenue is no longer recognized.

We have revised the disclosure on the Balance Sheet in our financial statements clarifying the description from “deferred commissions” to “deferred processing costs”, as you requested. We record commissions paid to a third party processor, not to employees, for the sales of our product and amortize the commission over a 12 month period consistent with our accounting for deferred revenue and in accordance with the accounting principal of matching revenue earned with the associated expenses. If we receive a chargeback on a sale or a customer returns a product, the third party processor will refund the amount paid as commission on that sale. We apply SOP 97-2 “Software Revenue Recognition”, as amended by SOP No. 98-9, “Modification of SOP 97-2, Software Revenue Recognition with respect to Certain Transactions”, to the recognition of the deferred compensation.

20. Please refer to prior comment 56. As previously requested, please explain to us how you applied SOP 97-2 to your CyberDefender Anti-Spyware software arrangements for which you recognize revenue ratably over the contract period. Provide us with a detailed response that refers to the specific provisions that result in ratable recognition. Cite specific authoritative literature in your response.

We recognize revenue from the sale of software licenses under the guidance of SOP No. 97-2, “Software Revenue Recognition,” as amended by SOP No. 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions” and SEC Staff Accounting Bulletin (SAB) 104.

Specifically, we recognize revenues from our CyberDefender Anti-Spyware 2006 (“CyberDefenderTM”) product when all of the following conditions for revenue recognition are met:

i.	persuasive evidence of an arrangement exists,

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
March 30, 2007

ii.	the product or service has been delivered,

iii.	the fee is fixed or determinable, and

iv.	collection of the resulting receivable is reasonably assured.

We sell our CyberDefenderTM software over the Internet. Customers order the product and simultaneously provide their credit card information to us. Upon receipt of authorization from the credit card issuer, we license the customer to download CyberDefenderTM over the Internet. As part of the sales price, we provide renewable product support and content updates, which are separate components of product licenses and sales. Term licenses allow customers to use our product and receive product support coverage and content updates for a specified period, generally twelve months. We invoice for product support, content updates and term licenses at the beginning of the term. These revenues contain multiple element arrangements where “vendor specific objective evidence” (VSOE) does not exist for one or more of the elements. The arrangement is in substance a subscription and the entire fee and any associated cost of revenue is recognized ratably over the term of the arrangement according to the guidance in SOP 97-2 paragraph 49.

We have expanded the disclosure related to our revenue recognition policy in Note 1 of the audited financial statements for the fiscal year ended December 31, 2006 to include this information. Please see pages F-10 and F-11.

21. Please refer to prior comment 57. Clarify for us the point in time when the “incentives for early renewals” are offered to your customers. For example, indicate whether they are offered in connection with the initial sale, six months into the subscription term, etc. As previously requested, tell us how your accounting for these incentives complies with the relevant revenue recognition guidance. Refer to SOP 97-2 and TPA 5100.51 in your response and cite any other relevant authoritative literature.

We normally contact our subscriber base approximately two weeks prior to their annual renewal date in an attempt to renew the subscriber for another year. Periodically, for early renewal, we will offer a discount of between 20% and 50% to the subscriber annual license fee and record the net price from the sale of the subscription. We do not offer a discount on the original purchase of the software license.

Paragraph 51 of TPA 5100.51 states that “if a software arrangement includes a right to a significant incremental discount on a customer’s future purchase of a product(s) or service(s), a proportionate amount of that significant incremental discount should be applied to each element covered by the arrangement based on each element's fair value (VSOE) without regard to the significant incremental discount.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
March 30, 2007

The initial sale of our software license to a subscriber does not contain a right to a discount to assure renewal in the second year subscription. Our discounts are not given on the original sale for a future purchase, rather, discounts are offered from time to time, as a marketing tool, to provide an incentive to renew to a current base of subscribers who are approaching their renewal period. If the subscriber renews at a discounted price, we will recognize revenue from the sale ratably over the period of the license. We record the net revenue received and recognize the revenue in accordance with SOP No. 97-2, “Software Revenue Recognition”, as amended by SOP No. 98-9, “Modification of SOP 97-2, Software Revenue Recognition with respect to Certain Transactions” paragraph 49 as described in our response to comment number 20 above.

22. Please refer to prior comment 58. Support your assertion that the Company can identify all returns and chargebacks within the first 30 days and explain why you believe using the direct write-off method is preferable to estimating such returns and chargebacks at the time of sale. In addition, explain how you account for the related deferred costs at the time of return or chargeback. If necessary, provide us with an analysis that shows the impact on your financial statements of using the direct write-off method as compared to estimating.

We do not maintain an allowance for returns and chargebacks as such returns and chargebacks are identified within the first 30 days of sale and are charged against our gross sales in the month that they occur. In accordance with our user license agreement, customers have 30 days from the date of purchase (either new or renewal sale) to return the product or dispute the charge.

A majority of our returns and chargebacks relate to renewal sales from customers who decide not to continue using the product after their initial one year license. During the period from January 1, 2006 to December 31, 2006, gross returns and chargebacks amounted to $816,876, of which $787,239 related to renewal chargebacks. Our third party processor of renewal sales is usually notified within 30 days by a customer that they no longer wish to license our product. At this point, the third party processor immediately deducts amounts due to us as a result of any return and chargeback during the preceding 30 day period and submits a net payment to us on a monthly basis. The net cash that is received from the third party processor is recorded as deferred revenue and recognized ratably over a 12 month period in accordance with SOP No. 97-2, “Software Revenue Recognition,” as amended by SOP No. 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”, as described in our response to comment number 20 above.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
March 30, 2007

23. Please refer to prior comment 59. Revise the filing to clarify how your revenue recognition policy for advertising revenues complies with SAB 104. In addition, clarify for us whether your agreements with the advertising networks include any guarantees for a minimum number of “impressions” or “clicks.” To the extent any such minimum guaranteed impressions or clicks are not met in the specified time frame, revise the filing to clarify the impact on revenue recognition.

Because we received no revenue that was related to the redirection of our business during the period ended September 30, 2006, the redirection had no effect on our business or our revenue recognition policy as of that date. We launched our new product on November 20, 2006 and as a result, the impact on our financial statements for the year ended December 31, 2006 was not significant. We believe, however, that during 2007, revenue derived from advertising will be a greater percentage of our revenue.

Revenues are generated from advertising networks which pay us to display their advertisers’ advertisements inside our software. Under the guidance of SAB 104, we recognize revenue from the advertising networks monthly based on a rate determined either by the quantity of the ads displayed or the performance of the ads based on the amount of times the ads are clicked by the user. Furthermore, advertising revenue is recognized provided that no significant obligations remain at the end of a period and collection of the resulting receivable is probable. At the present time, our obligations do not include guarantees of a minimum number of impressions. In the future if our obligations would include guarantees of a minimum number of impressions; to the extent minimum guaranteed impressions are not met, we would defer recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved.

Customers may choose to download a version of the same software, without advertising, and pay for the term license which allows the customer to use the product and receive product support coverage and content updates for a specified period, generally twelve months. We recognize revenue on the paid software in accordance with SOP No. 97-2, “Software Revenue Recognition,” as amended by SOP No. 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”, as described in our response to comment number 20 above.

24. Please refer to prior comment 60. Revise your December 31, 2005 financial statements to discuss the CyberDefender acquisition and to present the intangible associated with your rights to the CyberDefender software separately on the balance sheet consistent with your revised presentation in your interim September 30, 2006 financial statements.

We have revised the financial statements as you requested.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
March 30, 2007

25. Please refer to prior comment 61. Describe to us the nature of the positive and negative evidence you considered and explain how that evidence was weighted in determining that your deferred tax assets were realizable as of September 30, 2006 and December 31, 2005. As part of your response, provide us with the cumulative pre-tax results over the (sic) each of the three-year periods ending on September 30, 2006 and December 31, 2005. If cumulative losses existed at these balance sheet dates, describe how you overcame this significant negative evidence that is characterized in paragraph 103 of SFAS 109 as “difficult to overcome.” Refer also to paragraphs 20 through 25 of SFAS 109.

We showed a profit for tax purposes for the fiscal year ended December 31, 2005. The deferred tax asset, as recorded on December 31, 2005, was primarily a result of recognizing revenue ratably over the term of the software license for book purposes and immediately for tax purposes. Upon further review of SFAS 109 and a re-evaluation of our current operations, we have determined that we may not be able to recognize the deferred tax asset in the next 12 months and have recorded a valuation allowance for the full amount of the deferred tax asset.

26. Please refer to prior comment 62. Please continue to provide us with updates to the information requested in prior comment number 62 as it relates to all equity related transactions subsequent to this request through the effective date of the registration statement.

We will continue to provide you with updates, as you requested, through the effective date of the registration statement. We have included an update with Schedule 1, which is included with this letter.

27. Please refer to prior comment 65. We note that you assigned a nominal fair value of $0.01 to your common stock as of January 1, 2005 and that the fair value has remained at or below $1.00 since that time. As previously requested, provide us with objective evidence that supports your determination of the fair value of the shares of common stock beginning with the valuation of $0.01 at January 1, 2005 through the most recent equity grant dates. As part of your response, address why the nominal value was appropriate considering the tremendous revenue growth and positive earnings trend displayed by the Company between fiscal 2004 and 2005. In addition, tell us why you have not provided the disclosures in paragraph 182 of the AICPA Practice Aid considering that you have not obtained any contemporaneous, third-part valuations. As previously requested, provide us with the estimated price range for your stock and reconcile and explain the differences between the mid-point of the range and the fair values asserted in the analysis requested above.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
March 30, 2007

In connection with the valuation of our stock on during 2005 and 2006, we followed guidance provided by the American Institute of Certified Public Accounts (“AICPA”) Task Force’s Audit and Accounting Practice Aid - Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”). As an early stage company with only 15 months of operating history, nominal revenue, and no institutional investor to assist in determining a proper valuation, we concluded that the expenditure of limited available funds to engage an outside valuation specialist to perform contemporaneous and comprehensive valuations on January 3, 2005 was not an appropriate use our financial resources. We instead derived a relevant valuation internally using the AICPA Practice Aid and evaluated those figures in light of Generally Accepted Accounting Principals (“GAAP”) to establish book values for our accounting and book purposes.

Chapter 6 of the AICPA Practice Aid recommends three general approaches to valuation: (i) the market approach, which compares a company’s financial data and ratios to other companies with similar characteristics in order to draw correlations relevant to valuations (the “Guideline Public Company Method”) or which examines transactions in a company’s equity securities with unrelated investors (the “Guideline Transaction Methods”); (ii) the income approach, which develops an estimate of value for a company based on its historical or expected future financial performance (“Income Method”); and (iii) the asset (or replacement cost) approach, which uses an estimate of value of a company’s net assets (the “Asset Method”).

According to the AICPA Practice Aid, “one of the principal elements contributing to a change in an enterprise's fair value over time is the stage of development of the enterprise and, typically, value is created as an enterprise advances through the various stages of development.” Bearing this in mind, we considered the AICPA Practice Aid’s guidance on stages of enterprise development. The AICPA Practice Aid describes a “Stage 1” enterprise as one that has not yet generated product revenue and has a limited expense history. It also typically has an incomplete management team with a plan for initial product development and perhaps has secured seed capital or first round financing. A “Stage 2” enterprise is described as one that has no product revenue, but has substantive expense history, as product development is underway and business challenges are thought to be understood. Typically, a second or third round of financing occurs during Stage 2. We believe that these stage descriptors accurately described our business, and we consider the Guideline Public Company Method and the Income Method to be inappropriate valuation methods because (under the Guideline Public Company Method) little relative comparative data for non-public companies in our industry is available to us and because (under the Income Method) projections of our cash flow or income are limited and subject to many assumptions that may be affected by factors beyond our control. We therefore were compelled to use either the Guideline Transactions Method or the Asset Method in our analysis.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
March 30, 2007

Bearing in mind the AICPA Practice Aid’s description of stages of enterprise development, we identified the following key dates and events, among others, as relevant to the valuation analysis:

Developmental Stage 1

•	August 29, 2003, date of inception;

•	December 31, 2004, although generating revenue of approximately $3.5 million, we incurred expenses of approximately $7.2 million;

•	January, 2005, after realizing we needed to deliver to the market a different product, we acquired the rights to a software application called Cyber-Defender™;

•	January, 2005, we granted stock options to certain key employees to build the company based on our new product technology.

Developmental Stage 2

•	June - December 2005, we raised $800,000 through an offering of convertible promissory notes with accredited investors;

•	January - March 2006, we raised $375,000 through an offering of convertible promissory notes with accredited investors;

•	September 12, 2006, we converted the convertible promissory notes into common stock and raised approximately $3.2 million through secured convertible debentures from certain accredited investors;

•	November 3, 2006 , we filed our initial registration statement with the SEC;

•	November - December 2006, we granted additional stock options to employees and consultants.

To value our common stock for book purposes, we examined the circumstances existing on each relevant date, and relied in particular on the $1.175 million convertible promissory notes we placed with accredited investors during June 2005 through March 2006 and the $3.2 million secured convertible debenture offering we completed on September 12, 2006. We believe that these transactions represent a contemporaneous and objective assessment of the value of our common stock by third parties because, among other things:

•	The investor group consisted of accredited and sophisticated investors capable of assessing the risks involved with our business and the transaction;

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
March 30, 2007

•
The investor group anticipated that repayment of the loan would come only from the proceeds of a qualified public offering and that, in the absence of such an offering, they would be forced to receive our common stock in lieu of cash;

•
In the absence of a qualified pubic offering, the accredited investors would be forced to accept the equity interest and wait for a liquidity event to recover their investment, and it is reasonable to assume that the lenders priced the equity investment (i.e., the conversion ratios and associated warrants) at a value that they considered commensurate with the risks involved.

Using the Guideline Transactions Method referenced in the AICPA Practice Aid, and based upon the notion that fair value can be identified as “the price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of the relevant facts” (IRS Revenue Ruling 59−60), we concluded that the $3.2 million secured convertible debentures purchased by third parties establishes a fair value of our enterprise and of our common stock as of September 12, 2006 and accordingly arrived at an implied minority non-marketable per share value of $1.00. After arriving at this arms-length valuation, we examined the events that occurred in the months prior to the secured convertible debentures, including (i) the net book value as of December 31, 2005, after raising $800,000 of convertible promissory notes, was approximately ($1.9) million, (ii) our attempt to execute upon a reverse-merger transaction with a public shell in March 2006 was never consummated and (iii) the fact that our cash available for operations during 2006 was approximately $1.2 million, $1.1 million of which was used in operations thru August 31, 2006. Attributing relative weights or perceived importance to each event and distributing these weights across a spread of $0.01 (inception) to $1.00 (September 12, 2006), we determined that the fair value of our common stock for book purposes on January 3, 2005 should be $0.01, December 31, 2005 should be $0.01 and on September 12, 2006 should be $1.00.

We also concluded that the fair value of our common stock between September 12, 2006 and December 31, 2006 should be recorded for book purposes at $1.00. This conclusion was reached by examining the events that occurred after the convertible promissory note transaction and the secured convertible debenture transaction, which included the initial filing of our registration statement on November 3, 2006, a critical milestone that required the concurrence of our auditors and underwriters and represented an essential step in the offering process.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
March 30, 2007

In sum, we have for book purposes used the following fair values on certain dates for our common stock, and our financial statements reflect and in the future will reflect these values:

•	December 31, 2004 $0.01 per share,

•	December 31, 2005 $0.01 per share,

•	September 12, 2006 $1.00 per share,

•	September 12, 2006 $1.00 per share,

28. Please refer to prior comment 66. We note your response to our prior comment number 66 that indicates that the Company revised disclosures on page F-21 to briefly discuss why you have recorded the warrants issued as equity rather than liabilities. The Staff noted no such disclosures on page F-21. Therefore, as previously requested, please revise your disclosure to briefly discuss why you have recorded the warrants issued as equity rather than liabilities. In addition, disclose the expected impact, if any, on your accounting for the conversion options of your convertible debt once your stock is publicly traded as a result of this offering.

Under paragraph 6 of FAS 133 the warrants issued in the private placement meet the definition of a derivative instrument; however, under paragraph 11.a. of FAS 133, the warrants do not meet the definition of a derivative and are therefore exempt from the provisions of FAS 133.

Since the warrant itself is exempt from FAS 133, we must follow the guidance of EITF 00-19. Based upon EITF 00-19, the warrant meets all requirements under paragraphs 12 through 32 to be recorded as permanent equity. The warrant is indexed to and potentially settled in the issuer’s own stock and permits gross physical or net-share settlement with no net-cash settlement alternative. Furthermore, under paragraph 14, the warrant allows the holder to purchase shares of common stock at $1.01 per share. The holder can exercise the warrant at any time and receive unregistered shares. Therefore, the warrant meets the condition of paragraph 14 and is to be recorded as permanent equity. Under paragraphs 15 through 17, if the warrant holder exercises the warrant they receive the same number of shares regardless of whether or not those shares are registered and there is no additional penalty under the warrant. Based upon this, the warrant meets the conditions of paragraphs 15 through 17 and is to be recorded as permanent equity. Lastly, under paragraph 19, the warrant does not require the delivery of shares at settlement to be registered as of the inception of the warrant; however, there are no further timely filing or registration requirements under the warrant. Based upon this, the warrant does not meet the requirement of 00-19 that share delivery be within our control because the shares are not required to be registered at inception of the warrant as required by paragraph 19. However, since we deliver the same number of shares to the warrant holder upon exercise regardless of whether or not the shares are registered, the share delivery is within our control and further supports recording the warrant as permanent equity.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
March 30, 2007

Based upon our review of the $1,262,069 bridge note transaction and the separate warrants issued, as well as FAS 133 and EITF 00-19, we believe the proper accounting treatment for the warrants granted in connection the bridge notes is as follows:

1.	The warrants are treated as separate agreements and valued in accordance with the proper literature.

2.	The warrants are exempt from FAS 133 paragraph 11.a. and need to be recorded as permanent equity pursuant to EITF 00-19.

We believe the above is the proper accounting treatment for this transaction given the accounting literature available at this time and that the warrants are properly recorded as of December 31, 2006 and we have modified the Notes to the Financial Statements to reflect the application of the previously mentioned guidance.

In making this response to your comments, the Company acknowledges that:

(1) it is responsible for the adequacy and accuracy of the disclosure in its filings;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Barbara C. Jacobs, Assistant Director
United States Securities and Exchange Commission
March 30, 2007

Please do not hesitate to contact the undersigned with any additional comments you may have.

Very truly yours,

CYBERDEFENDER CORPORATION

By:	/s/ Gary Guseinov
Gary Guseinov, Chief Executive Officer

cc: Megan Akst, Mark Kronforst and Maryse Mills-Apenteng